

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 5, 2016

Dan Bodner
President and Chief Executive Officer
Verint Systems Inc.
175 Broadhollow Road
Melville, NY 11747

Re: Verint Systems Inc.
Form 8-K filed March 29, 2016
File No. 001-34807

Dear Mr. Bodner:

We have reviewed your September 28, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2016 letter.

Exhibit 99.1

1.   We note your response to prior comment 2. Considering the significance of the "other adjustments" line item it appears that further quantification is warranted. Please revise your disclosure in future earnings releases to present each material adjustment separately in your reconciliation. Alternatively, you may quantify the adjustments in the footnotes. Please provide us with your proposed changes in your response letter.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services